Tuesday, September 29, 2009

Board of Directors,
Hyperdynamics Corporation

Dear Board,

Effective immediately, I hereby resign from the board of directors of Hyperdynamics Corporation. I thank the shareholders for the opportunity to serve them during my tenure and look forward to the opportunities the company has for the future.

Best regards,
Harry James Briers
Executive Vice President
Hyperdynamics Corporation

One Sugar Creek Center, Suite 125 s Sugar Land, TX 77478 s 713-353-9400 s 713-353-9421 fax s www.hyperdynamics.com s harry@hyperdynamics.com